Conflict Minerals report of FuelCell Energy, Inc.
in Accordance with Rule 130-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this "Report") of FuelCell Energy, Inc. for the year ended December 31, 2014 is presented to comply with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

1.	Company Overview

This report has been prepared by management of FuelCell Energy, Inc. (“FuelCell Energy”, “Company”, “we”, “us” and “our"). We are an integrated fuel cell company with an expanding global presence on three continents. We design, manufacture, sell, install, operate and service ultra-clean, highly efficient stationary fuel cell power plants for distributed power generation. Our power plants provide megawatt-class scalable on-site power and utility grid support, helping customers solve their energy, environmental and business challenges.

2. Products Overview

Our core fuel cell products (Direct FuelCell® or DFC® power plants) offer ultra-clean, highly efficient power generation for customers including the 2.8 MW DFC3000®, the 1.4 MW DFC1500® and the 300 kW DFC300®. The plants are scalable for multi-megawatt utility scale applications or on-site combined heat and power generation for a broad range of applications.

3. Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry regarding the tin, tantalum, tungsten and/or gold ("3TG Metals") contained in the Covered Products by asking FuelCell Energy's direct suppliers to provide answers to the Conflict Minerals Reporting Template (“CMRT”) from the Conflict Free Sourcing Initiative (“CFSI”). The CFSI CMRT is generally regarded as the most widely-used reporting tool for conflict minerals content and sourcing information and was developed by several of the world’s leading consumer electronics companies. The CMRTs received from FuelCell Energy’s suppliers were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed in follow up communications. Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used and clarifying how the needed information could be provided. If, after these efforts, a given supplier still did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach to these suppliers by FuelCell Energy employees requesting their participation in our Conflict Minerals Compliance Program. As such, we believe our process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.
A total of 151 suppliers were contacted as part of our RCOI process. The response rate among these suppliers was 89%. Of these responding suppliers, seven (7) indicated that certain components they produce contain one or more 3TG Metals that may originate in a Covered Country.
Based on the results of our RCOI, which indicated that one or more of our product components contained 3TG Metals that may have originated in a Covered Country, we exercised continued due diligence on the source and chain of custody of those product components as further described below.

4. Conflict Minerals Due Diligence
Our due diligence measures include the following:

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We made further inquiries to our direct suppliers with the goal of improving our understanding of each supplier's 3TG Metals supply chain. We are still awaiting responses and adequate information from some suppliers. If we become aware of a supplier whose due diligence process needs improvement, we intend to continue the trade relationship and we will work with that supplier to improve its processes and performance, including through additional training, subject to possible termination of the relationship if requested improvements are not forthcoming.

•	Report to senior management on direct suppliers' responses to the CMRT and follow up inquiries. We continue to monitor, track and report on progress of direct suppliers to senior management.

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We are assembling an internal team to support the appropriate supply chain due diligence and implement internal measures to strengthen our engagement with suppliers on their due diligence efforts and are in the process of refining the FuelCell Energy Conflicts Mineral Policy, which details the standards by which our supply chain due diligence will be conducted.

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Continue to drive our suppliers to obtain current, accurate, and complete information about the smelters and refineries of Covered Minerals in their supply chains so that they in turn can report accurate and complete information to FuelCell Energy.

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Consider the availability of alternative sources of products if we determine that a supplier has supplied us with any Covered Minerals that directly or indirectly finance or benefit an armed group in a Covered Country.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion
Despite having conducted a good faith reasonable country of origin inquiry and further due diligence, we have concluded that a very small portion of our supply chain remains "DRC conflict undeterminable." We have reached this conclusion because we have been unable to determine the origin of all the 3TG Metals used in our products. Tracing minerals back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that the information regarding smelters and refiners that we gathered from our supply chain was inconclusive.